Exhibit 99.1

Sigma Lithium Announces Closing of Private Placement for Gross Proceeds of C$136.7 million

● Investment by funds and accounts managed by BlackRock totaled C$64.2 million

● Offering proceeds will fully-fund the construction of phase 1 production plant and mine, and advance Phase 2 and Phase 3 of the Project.

● Offering book was oversubscribed and comprised primarily of current shareholders: global ESG-oriented investors focused on sustainability of energy transition

VANCOUVER, British Columbia, December 23, 2021 -- Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML) (“Sigma Lithium” or the “Company”) is pleased to announce that it has closed its previously announced twice-upsized non-brokered private placement of common shares of the Company (“Common Shares”) for aggregate gross proceeds of approximately C$136.7 million (the “Offering”). Under the Offering, the Company issued from treasury a total of 11,634,137 Common Shares at a price of C$11.75 per Common Share (the “Issue Price”). Pursuant to the Offering and the Secondary Transaction (as defined below), funds and accounts managed by BlackRock (“BlackRock”) made a total investment in the Company of approximately C$64.2 million.

The Company, which is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, expects to use the net proceeds of the Offering, in its sole discretion, as follows:

●	To fully-fund the construction of its phase 1 production plant and mine,

●	To further development of phases 2 and 3 of its wholly owned Grota do Cirilo Project, and

●	For general corporate purposes.

BlackRock invested C$64,224,994 (or approximately US$50,000,000) representing approximately 5.5% of the issued and outstanding Common Shares following completion of the Offering and the Secondary Transaction. The material terms of BlackRock’s investment are as follows:

(i)	Primary Investment: As part of the Offering BlackRock purchased 4,372,766 Common Shares issued from treasury of the Company at the Issue Price for an aggregate subscription price of approximately C$51,380,000.

(ii)	Secondary Transaction: BlackRock purchased 1,093,191 Common Shares at the Issue Price from the largest shareholder of the Company, A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (the “A10 Fund”) for an aggregate purchase price to A10 Fund of C$12,844,994 (the “Secondary Transaction”), representing 2.25% of A10 Fund’s shares in Sigma Lithium.

(iii)	In connection with the investment, BlackRock has agreed to a 120-day hold period following the closing date of the Investment on any Common Shares acquired by BlackRock.

Following completion of the Offering and the Secondary Transaction and as at the date hereof, the A10 Fund holds 47,400,718 Common Shares, representing approximately 47.7% of the issued and outstanding Common Shares (46.6% on a partially diluted basis).

Prior to the completion of the Offering and the Secondary Transaction, the A10 Fund held 48,493,909 Common Shares, representing approximately 55.3% of the issued and outstanding Common Shares (53.9% on a partially diluted basis).

The A10 Fund’s sale of Common Shares to BlackRock was made based on a strategic discussion with the Company and allowed BlackRock to increase its shareholding interest in the Company without further dilution to shareholders of the Company.

A10 Fund is managed by A10 Investimentos, of which certain principals are directors, officers or indirect significant shareholders of the Company. A10 Fund may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of the Company through market transactions, private agreements, dilution through third party subscriptions from treasury, or otherwise. The A10 Fund will file an early warning report (the “Early Warning Report”) in accordance with applicable securities laws on the SEDAR profile of the Company at www.sedar.com.

The Company has entered into an agreement with the A10 Serviços Especializados de Avaliação de Empresas Ltda. (the “A10 Advisory”) to provide services in respect of the Offering, and A10 Advisory will be entitled to finder’s compensation representing 7% of the gross procceds relating to purchases by subscribers it introduces, which is estimated to be approximately C$5,779,190. The purchases made by BlackRock and the Secundary Transaction were not subject to any finder’s compensation.

The arrangements with A10 Advisory were considered and unanimously approved by each of the directors of the Company unrelated to A10 Advisory. Certain principals of A10 Advisory are directors, officers or indirect significant shareholders of the Company.

The completion of the Offering remains subject to the final approval of the TSX Venture Exchange.

The Common Shares were offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in the United States. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable of state securities laws. The Common Shares are being issued by the Company in jurisdictions outside of Canada and the United States in accordance with the securities laws of those jurisdictions.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Common Shares under the Offering or the Secondary Transaction, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SIGMA LITHIUM

Incorporated in Canada, Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, developing with an ESG-centric strategy, a leading integrated Lithium company in the Americas. Sigma is developing the largest hard rock lithium spodumene deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil.

The Company has processed these spodumene into Battery Grade Green and Sustainable Lithium for three years having achieved certification status with the largest battery makers in the world. Sigma has unique and differentiated environmental and social sustainability practices: The Project will be powered by clean & renewable energy. The Processing Plant will use state-of-the art water recirculation circuits combined with dry stacking tailings management, to reuse 100% of the water and not to create tailing dams. Sigma has sponsored a private agency to promote additional investments in the region and has been fostering initiatives to both create sustainable economic development while lifting the community from poverty.

With a goal of net zero carbon emissions by 2024, the Company has adhered consistently to the highest standards of environmental, social and governance practices, established as part of its core purpose at inception in 2012. For more information about Sigma Lithium, visit www.sigmalithiumca.com.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Marina Bernardini
+55 11 98263 1818
marina.bernardini@sigmaca.com or ir@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Colleen Robar

+1 313 207 5960
crobar@robarpr.com

A10 FUND CONTACT:

Marcelo Paiva

+55 11 2985 0089
marcelo.paiva@a10investimentos.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the filing (if applicable) of early warning reports pursuant to NI 62-103, the use of proceeds of the Offering, the payment of finder’s fees, the receipt of TSXV approvals, the operation of the Processing Plant, the ability of the Company to complete construction and commence commercial production within the targeted timing and projected budget, achieving net zero carbon, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.